Rule 12g3-2(b) File No. 82-34680

June 24, 2005



By Federal Express


05009277

Office of International Corpora
Division of Corporate Finance
Securities and Exchange Comm
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. Amy O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Notice of Resolutions at the Ordinary General Meeting of Shareholders" dated June 24, 2005 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,



Satoshi Obayashi
Manager
Corporate Legal & General Affairs Department

Enclosure

The following is an unofficial English translation of the Notice of Resolutions at the 137th Ordinary General Meeting of Shareholders of Sumitomo Corporation held on June 24, 2005. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise. Please also refer to "Sumitomo Corporation website Terms and Conditions of Use."

June 24, 2005

To All Shareholders

Sumitomo Corporation
8-11, Harumi 1-chome
Chuo-ku, Tokyo

Motoyuki Oka
President and CEO

# NOTICE OF RESOLUTIONS AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to express our sincere thanks for the exceptional favor you have always shown us.

You are hereby notified that at the 137th Ordinary General Meeting of Shareholders held today presentations were made and resolutions were adopted as set forth below.

With highest regards.

# PRESENTATIONS AND RESOLUTIONS

**Presentations**:

**No.1**: Business Report, Consolidated Balance Sheets, Consolidated Statements of Income, and the Accounting Auditor's Report and the Board of Corporate Auditors' Report for the Consolidated Financial Statements for the 137th Fiscal Year (April 1, 2004 through March 31, 2005)

**No.2**: Non-consolidated Balance Sheets, Non-consolidated Statements of Income for the 137th Fiscal Year (April 1, 2004 through March 31, 2005), and Repurchase of Treasury Stock Carried Out by the Resolution of the Board of Directors Pursuant to the Articles of Incorporation

The matters mentioned above were presented in accordance with "Reports for the 137th Fiscal Year" enclosed with this notice, sent to shareholders not having voting rights and has been sent to shareholders having them as an attachment of the Notice of Convocation of the General Meeting.

**Resolutions**:

**Proposition No.1**: Approval of the Proposal for Appropriation of Retained Earnings for the 137th Fiscal Year

It was resolved as originally proposed and the ordinary dividend was set at seven yen (¥7) per share. (Please refer to the Proposal for Appropriation of Retained Earnings as set forth in "Reports for the 137th Fiscal Year.")

**Proposition No.2**: Partial Amendment of the Articles of Incorporation

It was resolved as originally proposed that an additional purpose was inserted so as to prepare for the diversification of the Company's business and be ready for future business developments.
Concurrently, in order to clarify management responsibility for each fiscal year and to enable management to respond quickly in changing operating environments, we shortened the term of office for Directors, which was two years under Article 19, to one year. As a transitional measure, we added a supplementary provision to the Articles of Incorporation.

**Proposition No.3**: Election of Five Directors

Messrs. Kenzo Okubo, Michio Ogimura, Yoshi Morimoto, Michihisa Shinagawa and Shingo Yoshii were elected and each of them assumed his duty.

**Proposition No.4**: Election of Three Corporate Auditors

Messrs. Shigemi Hiranuma, Itsuo Sonobe and Akio Harada were elected and each of them assumed his duty.
Please note that Mr. Itsuo Sonobe and Mr. Akio Harada satisfy the conditions for an outside corporate auditor stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*).

**Proposition No.5**: Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees

It was resolved as originally proposed that we would issue new share acquisition rights not to exceed 177 (1,000 of the Company's common shares per new share acquisition right) in the form of stock options to the Company's Directors, Executive Officers and employees in accordance with the provisions in Article 280-20 and Article 280-21 of the Commercial Code.

**Proposition No.6**: Presentation of Retirement Bonuses to Retiring Directors and Retiring Corporate Auditors

It was resolved as originally proposed that certain retirement bonuses would be presented to Messrs. Shigemi Hiranuma, Naoki Kuroda, Kosaburo Morinaka, Kenichi Nagasawa and Susumu Kato who retired as Directors, and to Mr. Takashi Nomura and Mr. Hiroshi Maeda who retired as Corporate Auditors, and that the amounts thereof would be determined within the range of appropriate amounts based on the Standard for Calculation of Retirement Bonuses (Monetary Condolence) for Directors and Corporate Auditors of the Company, and that the actual amounts, times and manners of presentation would be left to the discretion of the Board of Directors in the case of the retiring Directors and to the discretion of the Corporate Auditors in the case of the retiring Corporate Auditors.

* * *

After the Ordinary General Meeting of Shareholders, Representative Directors, Chairman of the Board of Directors, and President and CEO were elected at the Board of Directors, and Full-Time Corporate Auditors and a Standing Corporate Auditor were elected among Corporate Auditors at the Board of Corporate Auditors, and each of them assumed his respective duty. The respective positions of the Directors and Corporate Auditors, and Executive Officers as of June 24, 2005 are as follows:

1. Directors and Corporate Auditors

| Name/Title | | Name/Title | |
|---|---|---|---|
| Kenji Miyahara | Chairman of the Board of Directors | Motoyuki Oka | President and CEO |
| Shuji Hirose | Director | Kenzo Okubo | Director |
| Noriaki Shimazaki | Director | Nobuhide Nakaido | Director |
| Tadahiko Mizukami | Director | Michio Ogimura | Director |
| Hisahiko Arai | Director | Yoshi Morimoto | Director |
| Michihisa Shinagawa | Director | Shingo Yoshii | Director |
| Nobuo Kitagawa | Director | | |
| Shigemi Hiranuma | Standing Corporate Auditor (Full-Time) | Masahiro Ishikawa | Corporate Auditor (Full-Time) |
| Itsuo Sonobe | Corporate Auditor* | Koji Tajika | Corporate Auditor* |
| Akio Harada | Corporate Auditor* | | |

Notes: 1. All Directors represent the Company.

2. Outside Corporate Auditors, stipulated by Article 18, Section 1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations (*Kabushiki-Kaisha*), are indicated by an asterisk (*).

2. Executive Officers

| Name/Title | | Name/Title | |
|---|---|---|---|
| Motoyuki Oka | President and CEO* | Shuji Hirose | Executive Vice President* |
| Kenzo Okubo | Executive Vice President* | Noriaki Shimazaki | Executive Vice President* |
| Nobuhide Nakaido | Executive Vice President* | Tadahiko Mizukami | Senior Managing Executive Officer* |
| Shizuka Tamura | Senior Managing Executive Officer | Katsuichi Kobayashi | Senior Managing Executive Officer |
| Susumu Kato | Senior Managing Executive Officer | Michio Ogimura | Senior Managing Executive Officer* |
| Hisahiko Arai | Managing Executive Officer* | Yoshi Morimoto | Managing Executive Officer* |
| Makoto Shibahara | Managing Executive Officer | Michihisa Shinagawa | Managing Executive Officer* |
| Shingo Yoshii | Managing Executive Officer* | Shuichi Mori | Managing Executive Officer |
| Kazuo Ohmori | Managing Executive Officer | Kentaro Ishimoto | Managing Executive Officer |
| Shunichi Arai | Managing Executive Officer | Nobuo Kitagawa | Managing Executive Officer* |
| Yoshihiko Shimazu | Executive Officer | Kenji Kajiwara | Executive Officer |
| Makoto Sato | Executive Officer | Toyosaku Hamada | Executive Officer |
| Tsuneo Naito | Executive Officer | Takahiro Moriyama | Executive Officer |
| Ichiro Miura | Executive Officer | Takashi Kano | Executive Officer |
| Kuniharu Nakamura | Executive Officer | Shinichi Sasaki | Executive Officer |
| Takuro Kawahara | Executive Officer | Yoshio Osawa | Executive Officer |

Note: Directors are indicated by an asterisk (*).

* * *